UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

(Commission File No. 001-35446)

NOVADAQ TECHNOLOGIES INC.

(Translation of registrant’s name into English)

5090 Explorer Drive

Suite 202, Mississauga

Ontario, Canada L4W 4T9

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐                    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

On October 23, 2013 the Registrant issued a press release announcing an offering of the Registrant’s common shares. The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NOVADAQ TECHNOLOGIES INC. (Registrant)

By:	/s/ Stephen Purcell
Name:	Stephen Purcell
Title:	Chief Financial Officer

Date: October 23, 2013

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release